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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Alternative Resources Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

02145R

(Cusip Number)

Wynnchurch Capital, Ltd.
150 Field Drive, Suite 165
Lake Forest, Illinois 60045
(847) 604-6100
Attention: John A. Hatherly

with a copy to:

James R. Cruger, Esq.
Perkins Coie LLC
35 West Wacker Drive
Chicago, Illinois 60601
(312) 263-5510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
EXHIBIT INDEX

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch Capital Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch Management, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,692,368 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,692,368 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch Capital Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Voting and dispositive power are exercised through Wynnchurch Management, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners, L.P. and Wynnchurch GP Canada, Inc., the sole general partner of the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch Partners Canada, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as the sole general partner of Wynnchurch Capital Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

CUSIP No. 02145R

1.	Name of Reporting Person: Wynnchurch GP Canada, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,974,299 (1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,974,299 (1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,666,667 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 50.8% (3)

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as the sole general partner of Wynnchurch Partners Canada, L.P.

(2)	Based on the (i) Warrant to purchase 4,920,208 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Warrant to purchase 5,079,792 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.; (ii) Note issued to Wynnchurch Capital Partners, L.P., convertible into a total of 3,280,139 shares of common stock and Note issued to Wynnchurch Capital Partners Canada, L.P. convertible into a total of 3,386,528 shares of common stock; and (iii) Contingent Warrant to purchase 492,021 shares of common stock issued to Wynnchurch Capital Partners, L.P. and Contingent Warrant to purchase 507,979 shares of common stock issued to Wynnchurch Capital Partners Canada, L.P.

(3)	Based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes.

     This Amendment No. 6 amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities Exchange Commission (the “SEC”) on February 8, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2002, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2002, Amendment No. 3 to Schedule 13D filed with the SEC on November 18, 2002, Amendment No. 4 to Schedule 13D filed with the SEC on April 16, 2003 and Amendment No. 5 to Schedule 13D filed with the SEC on July 17, 2003. Unless otherwise stated herein, the Original Schedule 13D, as amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following new paragraph after the fifteenth paragraph thereof:

     On August 14, 2003, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Sixth Amendment and Waiver to Securities Purchase Agreement dated as of such date (the “Sixth Amendment”), attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties thereto agreed to amend certain financial covenants set forth in the Purchase Agreement and Wynnchurch US and Wynnchurch Canada agreed to waive certain events of default, in accordance with the terms of the Sixth Amendment. In connection with the Sixth Amendment, on August 14, 2003, Wynnchurch US and Wynnchurch Canada delivered to Fleet Capital Corporation an Acknowledgment Letter (the “August 2003 Acknowledgment Letter”), which is attached as an exhibit hereto and incorporated herein by reference.

     In addition, on August 14, 2003, Wynnchurch US, Wynnchurch Canada and the Issuer entered into a Second Amendment to Notes dated as of such date (the “Second Amendment”), attached as an exhibit hereto and incorporated herein by reference, pursuant to which the parties thereto agreed to amend the Notes, as amended by the Amendment to Notes dated as of April 14, 2003 among the parties thereto, to increase the annual interest rate from 15% to 16%.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

     Reference is made to Rows 7-11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No. 6 to Schedule 13D, which Rows are incorporated by reference herein. Each of the calculations in this Item 5 is based on 34,784,486 shares of Issuer’s common stock outstanding, which is computed by adding (i) 17,117,819 shares of Issuer’s common stock outstanding as of August 8, 2003, as disclosed on Issuer’s Form 10-Q filed with the SEC on August 14, 2003, and (ii) 17,666,667 shares of common stock, in the aggregate, issuable upon (a) full exercise of the Warrants and Contingent Warrants and (b) full conversion of the Notes (as each such term is defined herein). Each of the calculations in this Item 5 assumes the full exercise of the Warrants held by Wynnchurch US and Wynnchurch Canada into 10,000,000 Shares (which Warrants are currently exercisable or exercisable within sixty days of the date hereof), the full conversion of the Notes held by Wynnchurch US and Wynnchurch Canada into 6,666,667 Shares, and the exercise of the Contingent Warrants held by Wynnchurch US and Wynnchurch Canada into 1,000,000 Shares (which Contingent Warrants are not currently exercisable, but may become exercisable within sixty days of the date hereof). Statements regarding power to vote and dispose of the Shares assume that the Warrants and Contingent Warrants have been exercised and the Notes converted, and further assumes that the Stanojev Warrant has not been exercised (which would decrease the beneficial ownership of the Reporting Persons herein). These calculations also exclude any senior subordinated convertible promissory notes which may be issued by the Issuer upon funding of the Guaranty.

     Each of Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Act, or Rule 13d-5 promulgated under the Act with one or more of the other Reporting Persons. Although Wynnchurch Partners, L.P., Wynnchurch Management, Inc., Wynnchurch Partners Canada, L.P. and Wynnchurch GP Canada, Inc. are reporting such securities as if they were members of a “group,” the filing of this Amendment No. 6 to Schedule 13D shall not be construed as an admission by any such Reporting Person that it is a beneficial owner of any securities covered hereby.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended by inserting the following new exhibits:

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Exhibit X	Sixth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated as of August 14, 2003.

Exhibit Y	Acknowledgment Letter dated August 14, 2003 from Wynnchurch US and Wynnchurch Canada to Fleet Capital Corporation.

Exhibit Z	Second Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated as of August 14, 2003.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 18, 2003
WYNNCHURCH CAPITAL PARTNERS, L.P.

		By:	Wynnchurch Partners, L.P., its general partner

			By:	Wynnchurch Management, Inc., its general partner

			By:	/s/ John A. Hatherly*

			Name:	John A. Hatherly
			Its:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

By:	Wynnchurch Partners Canada, L.P., its general partner

	By:	Wynnchurch GP Canada, Inc., its general partner

	By:	/s/ John A. Hatherly*

	Name:	John A. Hatherly
	Its:	President

WYNNCHURCH PARTNERS, L.P.

By:	Wynnchurch Management, Inc., its general partner

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH MANAGEMENT, INC.

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH PARTNERS CANADA, L.P.

By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ John A. Hatherly*

Name:	John A. Hatherly
Its:	President

WYNNCHURCH GP CANADA, INC.

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President

*By:	/s/ James R. Cruger

James R. Cruger Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Page No.

Exhibit 1	Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.	1

Exhibit B	Securities Purchase Agreement dated January 31, 2002, between Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit B of the Original Schedule 13D filed on February 8, 2002).

Exhibit C	Senior Subordinated Note dated January 31, 2002, in the principal amount of $4,920,208 to the order of Wynnchurch US (incorporated by reference to Exhibit C of the Original Schedule 13D filed on February 8, 2002).

Exhibit D	Senior Subordinated Note dated January 31, 2002, in the principal amount of $5,079,792 to the order of Wynnchurch Canada (incorporated by reference to Exhibit D of the Original Schedule 13D filed on February 8, 2002).

Exhibit E	Warrant to purchase 4,920,208 Shares issued to Wynnchurch US (incorporated by reference to Exhibit E of the Original Schedule 13D filed on February 8, 2002).

Exhibit F	Warrant to purchase 5,079,792 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit F of the Original Schedule 13D filed on February 8, 2002).

Exhibit G	Contingent Warrant to purchase 492,021 Shares issued to Wynnchurch US (incorporated by reference to Exhibit G of the Original Schedule 13D filed on February 8, 2002).

Exhibit H	Contingent Warrant to purchase 507,979 Shares issued to Wynnchurch Canada (incorporated by reference to Exhibit H of the Original Schedule 13D filed on February 8, 2002).

Exhibit I	Registration Rights Agreement dated January 31, 2002 by and among Issuer, Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit I of the Original Schedule 13D filed on February 8, 2002).

Exhibit J	Power of Attorney for Wynnchurch US, US GP and US Management (incorporated by reference to Exhibit J of the Original Schedule 13D filed on February 8, 2002).

Exhibit K	Power of Attorney for Wynnchurch Canada, Canada GP, and Canada Management (incorporated by reference to Exhibit K of the Original Schedule 13D filed on February 8, 2002).

Exhibit L	Subscription Agreement among Wynnchurch US, Wynnchurch Canada and Robert Stanojev dated August 5, 2002 (incorporated by reference to Exhibit L of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit
Page No.

Exhibit M	Warrant to purchase 500,000 Shares issued to Robert Stanojev by Wynnchurch US and Wynnchurch Canada (incorporated by reference to Exhibit M of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit N	Letter Agreement regarding Issuer’s Board Composition among Wynnchurch US, Wynnchurch Canada and Issuer dated August 4, 2002 (incorporated by reference to Exhibit N of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit O	Joinder Agreement regarding Registration Rights Agreement among Wynnchurch US, Wynnchurch Canada, Robert Stanojev and Issuer dated August 5, 2002 (incorporated by reference to Exhibit O of the Amendment No. 1 to Schedule 13D filed on August 7, 2002).

Exhibit P	First Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated August 8, 2002 (incorporated by reference to Exhibit P of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit Q	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated August 8, 2002 (incorporated by reference to Exhibit Q of the Amendment No. 2 to Schedule 13D filed on August 12, 2002).

Exhibit R	Third Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated November 14, 2002 (incorporated by reference to Exhibit R of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit S	Acknowledgment Letter to Fleet Capital Corporation from Wynnchurch US and Wynnchurch Canada dated November 14, 2002 (incorporated by reference to Exhibit S of the Amendment No. 3 to Schedule 13D filed on November 18, 2002).

Exhibit T	Fifth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated April 14, 2003.

Exhibit U	Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003.

Exhibit V	Amendment to Warrants among Wynnchurch US, Wynnchurch Canada and the Issuer dated April 14, 2003.

Exhibit W	Guaranty Agreement among Fleet Capital Corporation, Wynnchurch US, Wynnchurch Canada, the Issuer and its subsidiaries dated April 14, 2003.

Exhibit X	Sixth Amendment to Securities Purchase Agreement and Waiver among Wynnchurch US, Wynnchurch Canada and Issuer dated as of August 14, 2003.	2

		Exhibit
		Page No.

Exhibit Y	Acknowledgment Letter dated August 14, 2003 from Wynnchurch US and Wynnchurch Canada to Fleet Capital Corporation.	7

Exhibit Z	Second Amendment to Notes among Wynnchurch US, Wynnchurch Canada and the Issuer dated as of August 14, 2003.	11

EXHIBIT 1

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:	August 18, 2003
WYNNCHURCH CAPITAL PARTNERS, L.P.

		By:	Wynnchurch Partners, L.P., its general partner

			By:	Wynnchurch Management,Inc., its general partner

			By:	/s/ John A. Hatherly*

			Name:	John A. Hatherly
			Its:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

		By:	Wynnchurch Partners Canada, L.P., its general partner

			By:	Wynnchurch GP Canada, Inc., its general partner

			By:	/s/ John A. Hatherly*

			Name:	John A. Hatherly
			Its:	President

WYNNCHURCH PARTNERS, L.P.

		By:	Wynnchurch Management, Inc., its general partner

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President

WYNNCHURCH MANAGEMENT, INC.

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President

WYNNCHURCH PARTNERS CANADA, L.P.

		By:	Wynnchurch GP Canada, Inc., its general partner

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President

WYNNCHURCH GP CANADA, INC.

		By:	/s/ John A. Hatherly*

		Name:	John A. Hatherly
		Its:	President

*By:	/s/ James R. Cruger

James R. Cruger
	Attorney-in-Fact	Exhibits: Page 1

EXHIBIT X

SIXTH AMENDMENT TO SECURITIES PURCHASE AGREEMENT
AND WAIVER

     This SIXTH AMENDMENT TO SECURITIES PURCHASE AGREEMENT AND WAIVER dated as of August 14, 2003 (this “Amendment”), among Alternative Resources Corporation, a Delaware corporation (the “Company”), with headquarters located at 600 Hart Road, Suite 300, Barrington, Illinois 60010, Wynnchurch Capital Partners, L.P., a Delaware limited partnership and Wynnchurch Capital Partners Canada, L.P., an Alberta, Canada limited partnership (each a “Purchaser,” and collectively, the “Purchasers”), amends the Securities Purchase Agreement dated as of January 31, 2002, as amended by the First Amendment to Securities Purchase Agreement and Waiver dated August 8, 2002, the Second Amendment to Securities Purchase Agreement dated August 30, 2002, the Third Amendment to Securities Purchase Agreement and Waiver dated as of November 14, 2002, the Fourth Amendment to Securities Purchase Agreement and Consent dated as of December 27, 2002 and the Fifth Amendment to Securities Purchase Agreement and Waiver dated as of April 14, 2003 (such Securities Purchase Agreement, as so amended, the “Securities Purchase Agreement”), each among the Company and the Purchasers.

     WHEREAS, the Company and its subsidiaries failed to satisfy (a) the Tangible Capital Base covenant set forth in Section 7.5(h)(i) of the Securities Purchase Agreement for the fiscal quarter ended June 30, 2003 and (b) the Fixed Charge coverage shortfall covenant set forth in Section 7.5(h)(iii) for the six month fiscal period ended June 30, 2003, and each such failure constitutes an Event of Default under Section 5.2 of the Notes (the “June 30 Events of Default”);

     WHEREAS, the Company and Fleet Capital Corporation, as Lender pursuant to that certain Credit and Security Agreement dated as of January 31, 2002, as amended (the “Credit Agreement”) have requested that the Purchasers waive the June 30 Events of Default and any other existing defaults by the Company as provided herein, and amend certain provisions of the Securities Purchase Agreement; and

     WHEREAS, the Purchasers have agreed to waive the June 30 Events of Default and any other existing defaults under the Securities Purchase Agreement and to amend certain provisions of the Securities Purchase Agreement, all subject to the terms, conditions and limitations set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the parties hereby agree as follows:

1.	Capitalized Terms.

     Capitalized terms used herein which are defined in the Securities Purchase Agreement have the same meanings herein as therein, except to the extent that such meanings are amended hereby. The Securities Purchase Agreement, together with the Notes, the Warrants, the Subordination Agreement and any other related documents are referred to herein as the “Subordinated Debt Documents.”

2.	Waiver of June 30 Events of Default.

     Subject to the satisfaction of the terms and conditions set forth in Section 5 hereof, the Purchasers hereby waive the June 30 Events of Default and any other existing defaults by the Company pursuant to the Securities Purchase Agreement and the other Subordinated Debt Documents. The parties agree that nothing herein shall be construed as a waiver of any future Event of Default (including without limitation, any Event of Default caused by reason of the failure of the Company to comply with Section 7.5(h) of the Securities Purchase Agreement, as amended hereby, on any other occasion or for any other period).

3.	Amendments.

     Subject to the satisfaction of the terms and conditions set forth in Section 5 hereof, the Company and the Purchasers agree that the Securities Purchase Agreement is hereby amended, effective as of the date hereof, as follows:

     (a)  Section 7.5(h) of the Securities Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"(h) Certain Financial Covenants.

(i) Tangible Capital Base. The Company and its Subsidiaries shall not (x) as of September 30, 2003, have a consolidated Tangible Capital Base of less than ($5,250,000) or (y) as of the end of any fiscal quarter commencing with the fiscal quarter ending December 31, 2003, have a consolidated Tangible Capital Base of less than the sum of (A) ($5,250,000) plus (B) on a cumulative basis, 47.5% of positive consolidated net income (without reduction for losses) for each fiscal quarter ending after September 30, 2003.

(ii) Fixed Charge Coverage Ratio. The Fixed Charge Coverage Ratio of the Company and its Subsidiaries shall not at any time during any period set forth below be less than the ratio set opposite such period:

Minimum Fixed Charge Coverage
Period	Ratio

January 1, 2004 through March 31, 2004	.95 to 1.00
January 1, 2004 through June 30, 2004	.95 to 1.00
January 1, 2004 through September 30, 2004	.95 to 1.00
January 1, 2004 through December 31, 2004	.95 to 1.00
Thereafter (on a rolling four quarters basis)	.95 to 1.00

(iii) Fixed Charge Coverage Shortfall. The amount by which (i) the aggregate Fixed Charges of the Company and its Subsidiaries for each fiscal period set forth below, exceeds (ii) the total of (w) consolidated EBITDA of the

Company and its Subsidiaries for such period (determined on a consolidated basis without duplication in accordance with GAAP) minus (x) the aggregate amount of all Non-Financed Capital Expenditures during such period minus (y) the aggregate amount paid, or required to be paid (without duplication), in cash in respect of the current portion of all income taxes for such period minus (z) the aggregate amount of dividends and distributions permitted to be paid under Section 8.6 of the Credit Agreement and actually paid in cash during such period, shall not be greater than the maximum shortfall amount set forth opposite such fiscal period:

Fiscal Period	Maximum Shortfall Amount

July 1, 2003 through September 30, 2003	$700,000
July 1, 2003 through December 31, 2003	$1,000,000"

(b) Section 7.6(g) of the Securities Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"(g) Capital Expenditures. Company and each of the Subsidiaries shall not make or incur any capital expenditures (including, without limitation, incurring any Capital Lease Obligations) which, in the aggregate exceed $525,000 at any time during any fiscal year, commencing with the fiscal year ending December 31, 2003.”

4.	No Default; Representations and Warranties, etc.

     The Company hereby represents, warrants and confirms that: (a) the representations and warranties of the Company contained in Article 3 of the Securities Purchase Agreement are true and correct on and as of the date hereof as if made on such date (except to the extent that such representations and warranties expressly relate to an earlier date); (b) after giving effect to this Amendment, the Company is in compliance with all of the terms and provisions set forth in the Securities Purchase Agreement and the other Subordinated Debt Documents; (c) after giving effect to this Amendment, no Event of Default (as defined in the Notes) has occurred and is continuing; and (d) the execution, delivery and performance by the Company of this Amendment (i) have been duly authorized by all necessary action on the part of the Company, (ii) will not violate any applicable law or regulation or the organizational documents of the Company or any of its subsidiaries, (iii) will not violate or result in a default under any indenture, agreement or other instrument binding on the Company or any of its assets, including without limitation, the Credit Agreement or any other Loan Document (as defined in the Credit Agreement), and (iv) do not require any consent, waiver or approval of or by any person (other than the Purchasers) which has not been obtained.

5.	Conditions to Effectiveness.

     The effectiveness of this Amendment shall be subject to the satisfaction of the following conditions precedent:

     (a)  The Purchasers shall have received counterparts of this Amendment duly executed by the Company;

     (b)  The Purchasers shall have received a Certificate of the Secretary of the Company, certifying that this Amendment has been duly authorized by the Board of Directors of the Company;

     (c)  The Company shall have delivered to the Purchasers evidence that Lender has executed and delivered to the Company a written amendment and waiver with respect to the Loan Documents (as defined in the Credit Agreement), in form and substance reasonably acceptable to the Purchasers; and

     (d)  The Company shall have reimbursed the Purchasers for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred by the Purchasers in connection with this Amendment and the transactions contemplated hereby.

6.	Miscellaneous.

     (a)  Except as specifically amended hereby, all of the terms and provisions of the Securities Purchase Agreement, the other Subordinated Debt Documents and all related documents, shall remain in full force and effect.

     (b)  This Amendment may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one instrument. Delivery of an executed signature page hereto by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     (c)  This Amendment shall be governed by the laws of the State of Illinois and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

COMPANY:

ALTERNATIVE RESOURCES CORPORATION

By:	/s/ Robert Stanojev

	Name:	Robert Stanojev

	Title:	Chairman of the Board

PURCHASERS:

WYNNCHURCH CAPITAL PARTNERS, L.P.
By:	Wynnchurch Partners, L.P., its general partner
By:	Wynnchurch Management Inc., its general partner

By:	/s/ John Hatherly

	Name:	John Hatherly

	Title:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.
By:	Wynnchurch Partners Canada, L.P., its general partner
By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ John Hatherly

	Name:	John Hatherly

	Title:	President

EXHIBIT Y

SECOND AMENDMENT TO NOTES

     This SECOND AMENDMENT TO NOTES dated as of August 14, 2003 (this “Amendment”), among Alternative Resources Corporation, a Delaware corporation (the “Company”), with headquarters located at 600 Hart Road, Suite 300, Barrington, Illinois 60010, Wynnchurch Capital Partners, L.P., a Delaware limited partnership (“WCP”) and Wynnchurch Capital Partners Canada, L.P., an Alberta, Canada limited partnership (“WCPC”, each of WCP and WCPC, a “Purchaser,” and collectively, the “Purchasers”), amends the Senior Subordinated Secured Convertible Promissory Note dated as of January 31, 2002 issued to WCP by the Company in the original principal amount of $4,920,208.00, as amended by the Amendment to Notes dated April 14, 2003 (such Senior Subordinated Secured Convertible Promissory Note, as so amended, the “WCP Note”); and the Senior Subordinated Secured Convertible Promissory Note dated as of January 31, 2002 issued to WCPC by the Company in the original principal amount of $5,079,792, as amended by the Amendment to Notes dated April 14, 2003 (such Senior Subordinated Secured Convertible Promissory Note, as so amended, the “WCPC Note,” and together with the WCP Note, the “Notes”).

     WHEREAS, the Company and Purchasers are entering into a Sixth Amendment to Securities Purchase Agreement and Waiver of even date herewith pursuant to which Purchasers are waiving certain events of default under, and amending certain provisions of, that certain Securities Purchase Agreement by and among the Company and Purchasers, dated as of January 31, 2002, as amended (the “Securities Purchase Agreement”); and

     WHEREAS, the Company and the Purchasers desire to amend certain provisions of the Notes, all subject to the terms, conditions and limitations set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the parties hereby agree as follows:

1.	Capitalized Terms.

     Capitalized terms used herein which are defined in the Notes have the same meanings herein as therein, except to the extent that such meanings are amended hereby.

2.	Amendment.

     The Company and the Purchasers agree to increase the Interest Rate of each of the Notes by 100 basis points, and in that regard agree that the first sentence of the second paragraph of each of the Notes is hereby deleted and amended and restated to read as follows:

“Subject to the following sentence and the following paragraph, the unpaid principal amount from time to time outstanding (including any Deferred Components (as defined herein)) shall bear interest (a) from the date of this Note until June 30, 2003 at the annual rate of 15% per annum and (b) from July 1, 2003 and thereafter at the annual rate of 16% per annum (the “Interest Rate”), payable in arrears on each April 30, July 31, October 31 and January 30 (unless such day is not a business day, in which event on the next succeeding business day) (each, an “Interest Payment Date”) until payment in full of the principal amount, interest and all other payment obligations arising hereunder have been fully paid.”

3.	No Default, etc.

     The Company hereby represents, warrants and confirms that: (a) after giving effect to this Amendment, the Company is in compliance with all of the terms and provisions set forth in the Notes; and (b) the execution, delivery and performance by the Company of this Amendment (i) have been duly authorized by all necessary action on the part of the Company, (ii) will not violate any applicable law or regulation or the organizational documents of the Company or any of its subsidiaries, (iii) will not violate or result in a default under any indenture, agreement or other instrument binding on the Company or any of its assets, and (iv) do not require any consent, waiver or approval of or by any person (other than the Purchasers) which has not been obtained.

4.	Miscellaneous.

     (a)  Except as specifically amended hereby, all of the terms and provisions of the Notes shall remain in full force and effect. The indebtedness evidenced by the Notes is continuing indebtedness and nothing herein shall be deemed to constitute a payment, settlement, disposition or novation of the Notes or release or otherwise adversely affect any rights of the Purchasers against the Company.

     (b)  This Amendment may be executed in any number of counterparts, each of which, when executed and delivered, shall be an original, but all counterparts shall together constitute one instrument. Delivery of an executed signature page hereto by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     (c)  This Amendment shall be governed by the laws of the State of Illinois and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Remainder of Page Left Intentionally Blank]

2

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Notes to be duly executed by their respective authorized officers as of the day and year first above written.

COMPANY:

ALTERNATIVE RESOURCES CORPORATION

By:	/s/ Robert Stanojev

	Name:	Robert Stanojev

	Title:	Chairman of the Board

PURCHASERS:

WYNNCHURCH CAPITAL PARTNERS, L.P.
By:	Wynnchurch Partners, L.P., its general partner
By:	Wynnchurch Management, Inc., its general partner

By:	/s/ John Hatherly

	Name:	John Hatherly

	Title:	President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.
By:	Wynnchurch Partners Canada, L.P., its general partner
By:	Wynnchurch GP Canada, Inc., its general partner

By:	/s/ John Hatherly

	Name:	John Hatherly

	Title:	President

Acknowledged and Consented to pursuant to Section 2.7 of that certain Subordination and Intercreditor Agreement by and among the Purchasers, Fleet Capital Corporation and the Company, dated as of January 31, 2002, as amended.

FLEET CAPITAL CORPORATION

By:	/s/ Christopher Godfrey

	Name:	Christopher Godfrey

	Title:	Senior Vice President

3

EXHIBIT Z

WYNNCHURCH CAPITAL PARTNERS, L.P.
WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.
Two Conway Park
150 Field Drive, Suite 165
Lake Forest, Illinois 60045

August 14, 2003

Fleet Capital Corporation
One Federal Street
Mail Stop MA DE 10307X
Boston, Massachusetts 02106
Attn: Christopher Godfrey

Ladies and Gentlemen:

Reference is made to (i) the Credit and Security Agreement dated as of January 31, 2002 (as heretofore amended, supplemented or otherwise modified, the “Credit Agreement”) among Alternative Resources Corporation, ARC Service, Inc., ARC Solutions, Inc., ARC Midholding, Inc., Writers Inc., as co-borrowers (the “Borrowers”) and Fleet Capital Corporation, as lender (the “Lender”), (ii) the Subordination and Intercreditor Agreement dated as of January 31, 2002 (as heretofore amended, supplemented or otherwise modified, the “Subordination and Intercreditor Agreement”) among Wynnchurch Capital Partners, L.P. (“Wynnchurch USA”), Wynnchurch Capital Partners Canada, L.P. (“Wynnchurch Canada”, and collectively with Wynnchurch USA, “Wynnchurch”), the Borrowers and the Lender, (iii) the Guaranty Agreement dated as of July 15, 2003, made by Wynnchurch to the Lender (as heretofore amended, supplemented or otherwise modified, the “Guaranty”), and (iv) the Seventh Amendment to Credit Agreement and Waiver dated as of the date hereof among the Borrowers and the Lender (the “Seventh Amendment”). Unless otherwise defined herein, capitalized terms used herein as defined terms have the meanings ascribed thereto in the Credit Agreement.

Wynnchurch acknowledges that (i) an Event of Default has occurred and is continuing under the Credit Agreement as a result of the Borrower’s failure to satisfy (A) the Tangible Capital Base covenant set forth in Section 8.10(a) of the Credit Agreement for the fiscal quarter ended June 30, 2003 and (B) the Fixed Charge coverage shortfall covenant set forth in Section 8.10(c) for the six month fiscal period ended June 30, 2003 (collectively, the “June 30, 2003 Events of Default”), and (ii) pursuant to the Seventh Amendment, the Lender has agreed to waive the June 30, 2003 Events of Default and to amend certain provisions of the Credit Agreement as more fully set forth in the Seventh Amendment. Wynnchurch further acknowledges that the execution and delivery by Wynnchurch of (A) a written waiver with respect to the existing defaults of the Borrowers under the Subordinated Debt Documents and the amendment of the financial covenants set forth in the Subordinated Debt Documents, and (B) this acknowledgement letter, are conditions precedent to the effectiveness of the Seventh Amendment.

Accordingly, to induce the Lender to enter into the Seventh Amendment and to enable the Borrowers to satisfy the conditions precedent to the effectiveness of the Seventh Amendment, Wynnchurch hereby (i) confirms that Wynnchurch has executed and delivered to the Borrowers a written amendment and waiver with respect to the existing defaults under and financial covenant provisions contained in the Subordinated Debt Documents, (ii) executes and delivers to the Lender this acknowledgement letter, (iii) covenants and agrees that notwithstanding anything to contrary contained in the Wynnchurch

Subordinated Notes, any other Subordinated Debt Document, the Credit Agreement, the Subordination and Intercreditor Agreement or any other Loan Document, the Borrowers shall not be required to pay to Wynnchurch, and Wynnchurch shall not accept from the Borrowers, any cash payments of interest owed with respect to the Wynnchurch Subordinated Notes for any period from and after June 1, 2003 unless and until such time as the Lender receives from the Borrowers a Compliance Certificate for the fiscal quarter of the Borrowers ending December 31, 2003 or any subsequent quarterly period, demonstrating that immediately prior to and after giving effect to each contemplated cash payment of interest in respect of the Wynnchurch Subordinated Notes, no Event of Default shall have occurred and be continuing under the Credit Agreement and the Borrowers shall be in full compliance with the financial covenants set forth in the Credit Agreement, as amended by the Seventh Amendment, and (iv) acknowledges that the Guaranty remains in full force and effect and hereby ratifies and confirms the Guaranty in all respects except that, upon and after the effectiveness of the Seventh Amendment, each reference in the Guaranty to the “Credit Agreement” shall mean and be a reference to the Credit Agreement as amended by the Seventh Amendment. For purposes of clarification, notwithstanding Wynnchurch’s covenant and agreement contained in clause (iii) above, interest shall continue to accrue on the Wynnchurch Subordinated Notes.

Wynnchurch hereby further represents, warrants and confirms to the Lender that (i) as of June 30, 2003, (A) the Capital Commitments (as defined in the Guaranty) of Wynnchurch USA aggregate $80,250,000; (B) the Capital Commitments of Wynnchurch Canada aggregate $82,852,885; (C) Capital Calls (as defined in the Guaranty) aggregating $39,136,728 have been made by Wynnchurch USA; (D) Capital Calls aggregating $40,468,546 have been made by Wynnchurch Canada; and (E) no Investor (as defined in the Guaranty) has failed to fund all of the amounts required to be paid by such Investor pursuant to Capital Calls heretofore made or is otherwise in default under any subscription agreement relating to its investment in Wynnchurch USA or Wynnchurch Canada, as applicable; (ii) the representations and warranties of Wynnchurch contained in the Guaranty are true and correct on and as of the date hereof as if made on such date (except to the extent that such representations and warranties expressly relate to an earlier date); (iii) the aggregate amount of Uncalled Capital Commitments (as defined in the Guaranty) in respect of Wynnchurch equals or exceeds three times the aggregate Guarantor Indebtedness (as defined in the Guaranty).

The New Wynnchurch Subordinated Notes (as defined in the Guaranty), if issued, will contain the terms applicable to the Wynnchurch Subordinated Notes (as amended from time to time, including pursuant to the Second Amendment to Notes of even date herewith between Wynnchurch and the Company), subject to the terms of the Guaranty.

The parties acknowledge and agree that upon payment in full of the Obligations and termination of the Revolving Credit Commitment (each as defined in the Credit Agreement), the obligations and agreements set forth in this acknowledgement letter shall terminate and this acknowledgement letter shall be of no further force and effect.

[Signature pages follow.]

Very truly yours,

WYNNCHURCH CAPITAL PARTNERS, L.P.

By: Wynnchurch Partners, L.P., it general partner

By: Wynnchurch Management Inc., its general partner

By: /s/ John Hatherly

Name: John Hatherly
Title: President

WYNNCHURCH CAPITAL PARTNERS CANADA, L.P.

By: Wynnchurch Partners Canada, L.P., its general partner

By: Wynnchurch GP Canada, Inc., its general partner

By: /s/ John Hatherly

Name: John Hatherly
Title: President

ACKNOWLEDGED AND AGREED:

ALTERNATIVE RESOURCES CORPORATION,
individually and on behalf of the other Borrowers

By:
/s/ Robert Stanojev
Name:	Robert Stanojev
Title:	Chairman of the Board